FOR IMMEDIATE RELEASE	TSX:SLW
August 6, 2013	NYSE:SLW

SILVER WHEATON REMINDS WARRANT HOLDERS
OF EXPIRY ON SEPTEMBER 5, 2013

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) advises holders of common share purchase warrants (TSX: SLW.WT.U) (the “Warrants”) that the deadline for exercising the Warrants is September 5, 2013. Warrant holders are entitled to receive one share of Silver Wheaton upon exercise of one Warrant and payment of the exercise price of US$20.00 prior to their expiry.

Warrant holders who hold their Warrants in the account of a brokerage firm can instruct their broker to exercise the Warrants on their behalf.

If you are a registered Warrant holder and have questions or require assistance for the exercise of your Warrants, please contact a representative on behalf of CIBC Mellon Trust Company at 1-800-387-0825.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com